Exhibit 99.1

Form 62-103F1

Required Disclosure under the Early Warning Requirements

Item 1 - Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Common shares (“Common Shares”) and common share purchase warrants (“Warrants”) in the capital of Maverix Metals Inc. (the “Corporation”).

Maverix Metals Inc.
Suite 1500 - 625 Howe Street
Vancouver, BC V6C 2T6

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

The transaction was completed as an issuance from treasury and did not take place on a stock exchange or other market that represents a published market for securities.

Item 2 - Identity of the Acquiror

2.1	State the name and address of the acquiror.

Pan American Silver Corp.
Suite 1500 - 625 Howe Street
Vancouver, BC V6C 2T6

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On July 11, 2016, Pan American Silver Corp. (“PAS”) and the Corporation completed a plan of arrangement (the “Arrangement”) previously announced by PAS on April 18, 2016.

2.3	State the names of any joint actors.

Not applicable.

Item 3 - Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

Immediately following the completion of the Arrangement, PAS directly owned 42,850,000 Common Shares and 20,000,000 Warrants (together, the “Securities”) of the Corporation. The 62,850,000 Securities purchased represent approximately 63% of the total number of issued and outstanding Common Shares of the Corporation on a fully diluted basis.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

PAS acquired ownership of 62,850,000 Securities.

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3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Prior to the acquisition, PAS did not own, directly or indirectly, or exercise control or direction over any Common Shares or Warrants of the Corporation.

Immediately following the acquisition, PAS directly owned 42,850,000 Common Shares and 20,000,000 Warrants. If all of the Warrants were exercised, PAS would directly own approximately 63% of the total number of issued and outstanding Common Shares of the Corporation.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which
(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

PAS directly owns 42,850,000 Common Shares and 20,000,000 Warrants. The 42,850,000 Common Shares represent approximately 54% of the total number of issued and outstanding Common Shares. If all of the Warrants were exercised, PAS would directly own approximately 63% of the total number of issued and outstanding Common Shares.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

3.8	State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.9	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

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Item 4 - Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

The acquisition of 42,850,000 Common Share was completed for consideration of CDN$52,823,048.00, representing a purchase price of approximately CDN$1.231 per Common Share and the acquisition of 20,000,000 Warrants was completed for cash consideration of CDN$2,625,400.00, representing a purchase price of approximately CDN$0.132 per Warrant for an aggregate total purchase price of approximately CDN$55,448,448.003.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See 4.1 above.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 - Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;
(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;
(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

1 Based on the Bank of Canada noon exchange rate of 1.3127 on July 11, 2016 (USD$0.939 to CDN$1.23)

2 Based on the Bank of Canada noon exchange rate of 1.3127 on July 11, 2016 (USD$0.10 to CDN$0.13)

3 Based on the Bank of Canada noon exchange rate of 1.3127 on July 11, 2016 (USD$42,240,000.00 to CDN$55,448,448.00)

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(e)	a material change in the present capitalization or dividend policy of the reporting issuer;
(f)	a material change in the reporting issuer’s business or corporate structure;
(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;
(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;
(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

PAS’s acquisition was made for investment purposes. PAS may, in the future, acquire ownership and control over additional securities of the Corporation for investment purposes.

Item 6 - Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

The acquisition took place pursuant to a Plan of Arrangement between the Corporation and PAS.

Item 7 - Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 - Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

PAS acquired ownership of 62,850,000 Securities of Corporation pursuant to an arrangement that was (i) described in an information circular made pursuant to National Instrument 51-102 Continuous Disclosure Obligations delivered to each securityholder whose approval of the arrangement was required for it to proceed; and (ii) was approved by the securityholders described in (i). Pursuant to the arrangement exemption set out in section 2.11 of National Instrument 45-106 Prospectus Exemptions, the prospectus requirement does not apply to a distribution in connection with such an arrangement.

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Item 9 - Certification

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

July 12, 2016

Date

/s/ Delaney Fisher

Signature

Corporate Secretary

Name/Title

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